BROWNRUDNICK

JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

CityPlace I
[redacted] Asylum
ord
ecticut
0.509.6500
0.509.6501

RECEIVED

2005 DEC 13 P 2: 1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013221

December 8, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b):

1. Initial Declaration of Interest by J.P. Morgan Securities Ltd. (2 December 2005) (**Exhibit 1**); and
2. Initial Declaration of Interest by BGL Investment Partners SA (5 December 2005) (**Exhibit 2**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

PROCESSED
DEC 13 2005
THOMSON FINANCIAL

1402847 v2 - MERCADJE - 019086/0003

brownrudnick.com

EXHIBIT 1

RECEIVED
2005 DEC 13 P 2:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHAPTER I - LAW OF 2 MARCH 1989

RECEIVED
2005 DEC 13 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form A: initial declaration of interest held in a listed company

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** ....**OPTION NV**...

2. **Details of the person making the declaration**[1] ~~in the capacity as declarant acting for own account~~ / in the capacity as declarant acting on behalf of a third party[2] / ~~in the capacity as agent~~[3]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	J.P. Morgan Securities Ltd.
registered office	125 London Wall, London, EC2Y 5AJ
phone number	+44 (0)20 7325 5808....................................
fax number	+44 (0)20 7325 4179
name and capacity of the signatory of the declaration	Gapsun Rhee, Compliance Officer ....

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[4];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] Cross out what is not appropriate.
[2] I.e. where a third party holds rights for the account of another person.
[3] Each time a person who is subject to declaration entrusts this task to another person.
[4] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	OPTION NV
Rights held by / for the account of [1] (cross out what is not appropriate)	JPMorgan Asset Management (UK) Limited
Related to	Not Applicable
Acting in concert with	Not Applicable
Date of completion of the situation giving rise to the declaration	30th November 2005
Sources relating to the denominator	Euronext website

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	Numerator (b)	% (b/a)
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,312,324	517,522	5.018%
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	N/A	N/A	N/A
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	10,312,324	517,522	5.018%
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)	N/A	N/A	N/A

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	Number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital	N/A	N/A
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	N/A	N/A
• rights and commitments for subscription or acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)	N/A	N/A

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on ....2nd December, 2005........... in ....London....................................

...[signature]...
(signature)

<u>**Annexes to be sent only to the Banking, Finance and Insurance Commission**</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT 2

CHAPTER I - LAW OF 2 MARCH 1989

Form A: initial declaration of interest held in a listed company

0. **To be sent to:**
    - the listed company concerned
    - Banking, Finance and Insurance Commission
      Supervision of Financial Information and Markets
      For the attention of Mr. G. Delaere
      Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
      Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** ...OPTION NV..

2. **Details of the person making the declaration**[1] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[2] / in the capacity as agent[3]

   a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

   b) *legal person*

legal form + company name	BGL Investment Partners SA................................
registered office	1, rue des Coquelicots...
	L-1356 LUXEMBOURG.....................................
phone number	+352 2600261..
fax number	+352 26002650..
name and capacity of the signatory of the declaration	Marc FABER.. Chief Executive Officer...

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[4];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] Cross out what is not appropriate.

[2] I.e. where a third party holds rights for the account of another person.

[3] Each time a person who is subject to declaration entrusts this task to another person.

[4] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	OPTION NV
Rights held by / ~~for the account of~~[1] (cross out what is not appropriate)	BGL Investment Partners SA 1, rue des Coquelicots L-1356 Luxembourg
Related to	-
Acting in concert with	-
Date of completion of the situation giving rise to the declaration	Trade date 01/12/05 – Value date 06/12/05
Sources relating to the denominator	Company information

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10.312.324	320.100	3,10%
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)			
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	10.312.324	320.100	3,10%
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

4. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition is made:

b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 05 / 12 / 2005 in Luxembourg

.. ..
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.